TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

02042856

SEC MAIL PROCESSING
RECEIVED
JUL 25 2002
WASH, D.C. 165 SECTION

16 July 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

SUPPL

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Very truly yours

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Peter Caillard
(General Counsel and Company Secretary)

Enc.

dlw 7/29

ASX ANNOUNCEMENT

Michael Robinson, Chairman of TABCORP Holdings Limited, today announced the appointment of Matthew Slatter to the position of Chief Executive Officer and Managing Director. This appointment is subject to receiving all necessary regulatory approvals.

Mr Slatter joins TABCORP from AXA Asia Pacific where he has been Chief Finance Officer and Director since July 2000. He has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

During his six years with Westpac, Mr Slatter had a leading role in the successful regional bank acquisition strategy including the acquisitions of Challenge Bank, Trust Bank of New Zealand and Bank of Melbourne.

Mr Slatter is a graduate of Canterbury University, New Zealand, and undertook post graduate studies at Harvard Business School in 1992.

Commenting on the appointment, Mr Robinson said, "Matthew will bring continuing vitality, strong leadership and financial discipline. He is well qualified to succeed his highly successful predecessor, Ross Wilson".

Mr Robinson acknowledged the significant contribution made by Mr Wilson saying that "Mr Wilson has overseen the transformation of the former Victorian government owned TAB into one of this country's top 40 public companies and a leader in the leisure and entertainment industry. He has put in place a strong management team and culture by attracting and developing highly motivated, dedicated staff. Under his leadership, TABCORP has

produced consistently high returns for shareholders. He leaves a financially strong company which is well positioned for the future."

Mr Robinson said "On behalf of my fellow Directors, I would like to again thank Ross and extend him our warmest wishes for the future."

Mr Slatter is in the process of seeking regulatory approval and is expected to take up his appointment in early October.

As previously announced, Ross Wilson will leave TABCORP on 31 August. David Simpson, Finance Director, will serve as acting Chief Executive Officer and Managing Director until Mr Slatter joins the company.

ENDS

For further information please contact

Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595

Michael Robinson
Chairman
TABCORP Holdings Limited
(03) 9613 8843